Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

ARTICLES OF INCORPORATION OF

X-RITE, INCORPORATED

4.	Article III of the Articles of Incorporation is hereby amended to read as follows:

ARTICLE III

AUTHORIZED CAPITAL STOCK

A. The total authorized capital stock of this Corporation is one hundred fifty million (150,000,000) shares of common stock of the par value of ten cents ($.10) per share and five million (5,000,000) shares of preferred stock of the par value ten cents ($.10) per share.

Common Stock

B. The authorized shares of common stock of the par value of ten cents ($.10) per share are all of one class and each share of common stock is equal in every respect to every other share of common stock. The holders of common stock shall be entitled to one (1) vote in person or by proxy for each share of common stock held. In the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of common stock of the Corporation shall be entitled to participate ratably according to their respective holdings in the division of the assets of the Corporation which remain after payment in full of all amounts owing to creditors of the Corporation and of all amounts payable to holders of preferred stock of the Corporation which has been issued with preferential rights upon liquidation, dissolution or winding up of the Corporation. Holders of common stock shall have the right to participate ratably according to their respective holdings in such dividends and distributions as may be declared by the Board of Directors of the Corporation and paid on the common stock of the Corporation from time to time from funds legally available for that purpose subject to the prior right of holders of preferred stock of the Corporation to receive such distributions and dividends where such preferred stock of the Corporation has been issued with a preference as to such distributions and dividends. The holders of common stock of the Corporation shall not be entitled to convert common stock into any other class of stock of the Corporation, whether now or hereafter issued. The holders of common stock of the Corporation shall have no preemptive rights to purchase or to subscribe to any shares of any class of stock issued by the Corporation, now or hereafter, whether voting or non-voting; or to any securities exchangeable for or convertible into such shares; or to any warrants or other instruments evidencing rights or options to subscribe for, purchase, or otherwise acquire such shares. All shares of common stock issued by the Corporation shall be deemed fully paid and non-assessable. The holders of common stock shall have no voting rights with respect to issuance of preferred stock or the rights, preferences, or limitations of preferred stock, which matters are reserved exclusively to the Corporation’s Board of Directors.

Preferred Stock

C. The authorized shares of preferred stock of the par value of ten cents ($.10) may be divided into and issued in one or more series. The Board of Directors is hereby authorized to cause the preferred stock to be issued from time to time in one or more series, with such designations and such relative voting, dividend, liquidation and other rights, preferences and limitations as shall be stated and expressed in the resolution or resolutions providing for the issue of such preferred stock adopted by the Board of Directors. The Board of Directors by vote of a majority of the whole Board is expressly authorized to adopt such resolution or resolutions and issue such stock from time to time as it may deem desirable.